# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0002045643
Persons authorized to receive notices and communications: Babak (Bob) Ghassemieh, 9255 Sunset Blvd., Suite UPH, West Hollywood, California (CA), 90069, 310-503-2503

## Reporting persons
- Ghassemieh Babak (CIK 0002045643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 85,202; shared voting power 45,000; sole dispositive power 85,202; shared dispositive power 2,570,735; aggregate amount beneficially owned 2,635,937 (3.8% of the class)
- Fred Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,615,437; shared voting power 0; sole dispositive power 1,615,437; shared dispositive power 0; aggregate amount beneficially owned 2,062,645 (3.1% of the class)
- Samuel J. Jagger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alex Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 51,110; shared voting power 2,518,301; sole dispositive power 51,110; shared dispositive power 2,518,301; aggregate amount beneficially owned 2,569,411 (3.7% of the class)
- Fataneh Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Ali Afshari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Mahyar Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 15,000; shared voting power 115,000; sole dispositive power 15,000; shared dispositive power 115,000; aggregate amount beneficially owned 115,000 (0.2% of the class)
- Lillian Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,000; shared voting power 65,000; sole dispositive power 15,000; shared dispositive power 65,000; aggregate amount beneficially owned 80,000 (0.1% of the class)
- Kambiz Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 12,000; shared voting power 0; sole dispositive power 12,000; shared dispositive power 0; aggregate amount beneficially owned 12,000 (0% of the class)
- Mahvash Ehsani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 6,000; shared voting power 0; sole dispositive power 6,000; shared dispositive power 0; aggregate amount beneficially owned 6,000 (0% of the class)
- Jennifer Gareis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,335; shared voting power 5,735; sole dispositive power 5,335; shared dispositive power 5,735; aggregate amount beneficially owned 5,735 (0% of the class)
- Christina Matthias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0% of the class)
- Eric Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0% of the class)
- Gavin Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Sophia Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Lewis Stanton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 190,093; sole dispositive power 0; shared dispositive power 190,093; aggregate amount beneficially owned 190,093 (0.3% of the class)
- Farhad Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 110,000; sole dispositive power 0; shared dispositive power 110,000; aggregate amount beneficially owned 110,000 (0.2% of the class)
- Cyrus Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Fred Ghassemieh Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 254,354; sole dispositive power 0; shared dispositive power 254,354; aggregate amount beneficially owned 254,354 (0.4% of the class)
- Feridoon Ghassemieh Descendant's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 186,374; sole dispositive power 0; shared dispositive power 186,374; aggregate amount beneficially owned 186,374 (0.3% of the class)
- Trust FBO Feridoon Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Trust FBO Alex Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 80,093; sole dispositive power 0; shared dispositive power 80,093; aggregate amount beneficially owned 80,093 (0.1% of the class)
- Bob Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 25,000; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0% of the class)
- Lillian Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Trust FBO Firouzeh Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class)
- Alpine Lake Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- BL PCH LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Pacific SHG Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 18,301; sole dispositive power 0; shared dispositive power 18,301; aggregate amount beneficially owned 18,301 (0% of the class)
- Morning View Hotels BH I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (3.6% of the class)
- Palm Lake GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Babak (Bob) Ghassemieh ("Mr. Ghassemieh or the "Nominating Stockholder"), with respect to the shares of Common Stock, $0.01 par value per share, of the Issuer (the "Shares") beneficially owned directly by him, Jennifer Gareis (his spouse), Gavin Ghassemieh and Sophia Ghassemieh (his minor children), Bob Ghassemieh 2021 Children's Trust, as Trustee, Lillian Ghassemieh 2021 Children's Trust, as Trustee, BL PCH LLC ("BL PCH"), as Manager, Morning View Hotels BH I, LLC, ("Morning View Hotels"), as Manager, and as a nominee for the Board of Directors of the Issuer (the "Board");

(ii) Fred Ghassemieh, with respect to the Shares beneficially owned directly by him, Fred Ghassemieh Children's Trust, as Trustee, Feridoon Ghassemieh Descendant's Trust, as Trustee, and as a nominee for the Board;

(iii) Samuel J. Jagger, as a nominee for the Board;

(iv) Alex Ghassemieh, with respect to the Shares beneficially owned directly by him, Pacific SHG Ventures, LLC ("Pacific SHG"), as Manager, and Morning View Hotels, as Manager;

(v) Fataneh Ghassemieh, with respect to the Shares beneficially owned directly by her;

(vi) Ali Afshari, with respect to the Shares beneficially owned directly by him;

(vii) Mahyar Amirsaleh, with respect to the Shares beneficially owned directly by him, Alpine Lake Partners, LP, a Delaware limited partnership ("Alpine Lake"), as Manager, and Palm Lake GP, LLC, a Delaware limited liability company ("Palm Lake GP"), as Manager;

(viii) Lillian Ghassemieh, with respect to the Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, as Trustee, Lillian Ghassemieh 2021 Children's Trust, as Trustee, and by BL PCH, as Manager;

(ix) Kambiz Ghassemieh, with respect to the Shares beneficially owned directly by him;

(x) Mahvash Ehsani, with respect to the Shares beneficially owned directly by him;

(xi) Jennifer Gareis, with respect to the Shares beneficially owned directly by her, and Gavin Ghassemieh and Sophia Ghassemieh (her minor children);

(xii) Christina Matthias, with respect to the Shares beneficially owned directly by her;

(xiii) Eric Ghassemieh, with respect to the Shares beneficially owned directly by him;

(xiv) Gavin Ghassemieh, with respect to the Shares beneficially owned directly by him;

(xv) Sophia Ghassemieh, with respect to the Shares beneficially owned directly by her;

(xvi) Lewis Stanton, with respect to the Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, as Trustee, Trust FBO Alex Ghassemieh, as Trustee, and Trust FBO Firouzeh Ghassemieh, as Trustee;

(xvii) Farhad Ghassemieh, with respect to the Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, as Trustee, and Trust FBO Firouzeh Ghassemieh, as Trustee;

(xviii) Cyrus Amirsaleh, with respect to the Shares beneficially owned directly by Alpine Lake, as Manager, and Palm Lake GP, as Manager;

(xix) Fred Ghassemieh Children's Trust, a trust organized under the laws of California, with respect to the Shares beneficially owned directly by it;

(xx) Feridoon Ghassemieh Descendant's Trust, a trust organized under the laws of California, with respect to the Shares beneficially owned directly by it;

(xxi) Trust FBO Feridoon Ghassemieh, a trust organized under the laws of New York, with respect to the Shares beneficially owned directly by it;

(xxii) Trust FBO Alex Ghassemieh, a trust organized under the laws of New York, with respect to the Shares beneficially owned directly by it;

(xxiii) Bob Ghassemieh 2021 Children's Trust, a trust organized under the laws of California, with respect to the Shares beneficially owned directly by it;

(xxiv) Lillian Ghassemieh 2021 Children's Trust, a trust organized under the laws of California, with respect to the Shares beneficially owned directly by it;

(xxv) Trust FBO Firouzeh Ghassemieh, a trust organized under the laws of New York, with respect to the Shares beneficially owned directly by it;

(xxvi) Alpine Lake, a Delaware limited partnership, with respect to the Shares beneficially owned directly by it;

(xxvii) BL PCH, a California limited liability company, with respect to the Shares beneficially owned directly by it;

(xxviii) Pacific SHG, a California limited liability company, with respect to the Shares beneficially owned directly by it;

(xxix) Morning View Hotels, a Delaware limited liability company, with respect to the Shares beneficially owned directly by it; and

(xxx) Palm Lake GP, a Delaware limited liability company, with respect to the Shares beneficially owned directly by Alpine Lake, as its general partner.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of Bob Ghassemieh, Fred Ghassemieh, Alex Ghassemieh, Fataneh Ghassemieh, Ali Afshari, Kambiz Ghassemieh, Lewis Stanton, Farhad Ghassemieh, Fred Ghassemieh Children's Trust, Feridoon Ghassemieh Descendant's Trust, Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, Bob Ghassemieh 2021 Children's Trust, Lillian Ghassemieh 2021 Children's Trust, Trust FBO Firouzeh Ghassemieh, BL PCH, Pacific SHG, and Morning View Hotels is 9255 Sunset Blvd., Suite PH/UPH, West Hollywood, CA 90069. The principal business address of Samuel J. Jagger is 225 N. Canon Dr., Beverly Hills, CA 91326. The principal business address of Mahyar Amirsaleh 165 Kings Rd., Palm Beach, FL 33480. The principal business address of Lillian Ghassemieh and Christina Matthias is 842 Devon Avenue, Los Angeles, CA 90024. The principal business address of Mahvash Ehsani is 10430 Wilshire Blvd, Suite 707, Los Angeles, CA 90024. The principal business address of Jennifer Gareis, Gavin Ghassemieh, Sophia Ghassemieh and is 1027 Summit Drive, Beverly Hills, CA 90210. The principal business address of Eric Ghassemieh is 1060 Laurel Way, Beverly Hills, CA 90210. The principal business address of Cyrus Amirsaleh, Alpine Lake, and Palm Lake GP is 61 W Palisade Ave., Englewood, NJ 07632.
Present principal occupation or employment:
The principal occupation of Bob Ghassemieh is serving as a banker and hotelier. The principal occupation of Fred Ghassemieh is serving as a banker. The principal occupation of Samuel J. Jagger is serving as the Managing Director of The Maybourne Beverly Hills. The principal occupation of Alex Ghassemieh is serving as a real estate investor. The principal occupation of Fataneh Ghassemieh is serving as a private investor. The principal occupation of Ali Afshari is serving as a banker. The principal occupation of Mahyar Amirsaleh is serving as a private investor. The principal occupation of Lillian Ghassemieh is serving as a real estate investor. The principal occupation of Kambiz Ghassemieh is serving as a banker. The principal occupation of Mahvash Ehsani is serving as a psychologist. The principal occupation of Jennifer Gareis is serving as an actress. The principal occupation of Christina Matthias is serving as a stay-at-home mother. The principal occupation of Eric Ghassemieh is serving as an engineer. Gavin Ghassemieh is a minor and a student. Sophia Ghassemieh is a minor and a student. The principal occupation of Lewis Stanton is serving as Trustee of the Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, and Trust FBO Firouzeh Ghassemieh. The principal occupation of Farhad Ghassemieh is serving as a banker. The principal occupation of Cyrus Amirsaleh is serving as the Managing Director at Alpine Lake Advisors LLC.

The principal business of each of Fred Ghassemieh Children's Trust, Feridoon Ghassemieh Descendant's Trust, Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, Bob Ghassemieh 2021 Children's Trust, Lillian Ghassemieh 2021 Children's Trust, and Trust FBO Firouzeh Ghassemieh is investing in securities as trusts for the benefit of their beneficiaries.

The principal business of Alpine Lake is acting as an investment firm. The principal business of BL PCH is acting as a commercial real estate investment firm. The principal business of Pacific SHG is acting as a commercial real estate investment firm. The principal business of Morning View Hotels is acting as a commercial real estate investment firm. The principal business of Palm Lake GP is acting as the general partner of Alpine Lake.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of the individuals who are Reporting Persons is a citizen of the United States of America.

Each of Fred Ghassemieh Children's Trust, Feridoon Ghassemieh Descendant's Trust, Bob Ghassemieh 2021 Children's Trust, and Lillian Ghassemieh 2021 Children's Trust is organized under the laws of the State of California.

Each of Trust FBO Feridoon Ghassemieh, Trust FBO Alex Ghassemieh, and Trust FBO Firouzeh Ghassemieh is organized under the laws of the State of New York.

Each of Alpine Lake, Morning View Hotels, and Palm Lake GP is organized under the laws of the State of Delaware. Each of BL PCH and Pacific SHG is organized under the laws of the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares directly owned by Bob Ghassemieh were purchased with personal funds. The aggregate purchase price of the 45,202 Shares directly owned by Bob Ghassemieh is approximately $106,676, excluding brokerage commissions.

The Shares directly owned by Fred Ghassemieh were purchased with personal funds. The aggregate purchase price of the 1,615,437 Shares directly owned by Fred Ghassemieh is approximately $4,232,444, excluding brokerage commissions.

Samuel J. Jagger has not used any funds to acquire securities of the Issuer and does not directly own any Shares of the Issuer.

The Shares directly owned by Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 51,110 Shares directly owned by Alex Ghassemieh is approximately $203,417, excluding brokerage commissions.

The Shares directly owned by Fataneh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Fataneh Ghassemieh is approximately $139,200, excluding brokerage commissions.

The Shares directly owned by Ali Afshari were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Ali Afshari is approximately $133,800, excluding brokerage commissions.

The Shares directly owned by Mahyar Amirsaleh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Mahyar Amirsaleh is approximately $87,300, excluding brokerage commissions.

The Shares directly owned by Lillian Ghassemieh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Lillian Ghassemieh is approximately $53,700, excluding brokerage commissions.

The Shares directly owned by Kambiz Ghassemieh were purchased with personal funds. The aggregate purchase price of the 12,000 Shares directly owned by Kambiz Ghassemieh is approximately $29,400, excluding brokerage commissions.

The Shares directly owned by Mahvash Ehsani were purchased with personal funds. The aggregate purchase price of the 6,000 Shares directly owned by Mahvash Ehsani is approximately $34,800, excluding brokerage commissions.

The Shares directly owned by Jennifer Gareis were purchased with personal funds. The aggregate purchase price of the 5,735 Shares directly owned by Jennifer Gareis is approximately $17,649, excluding brokerage commissions.

The Shares directly owned by Christina Matthias were purchased with personal funds. The aggregate purchase price of the 2,000 Shares directly owned by Christina Matthias is approximately $11,100, excluding brokerage commissions.

The Shares directly owned by Eric Ghassemieh were purchased with personal funds. The aggregate purchase price of the 500 Shares directly owned by Eric Ghassemieh is approximately $1,390, excluding brokerage commissions.

The Shares directly owned by Gavin Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Gavin Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares directly owned by Sophia Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Sophia Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares purchased by Fred Ghassemieh Children's Trust were purchased with personal funds. The aggregate purchase price of the 254,354 Shares owned directly by Fred Ghassemieh Children's Trust is approximately $1,398,947, excluding brokerage commissions.

The Shares purchased by Feridoon Ghassemieh Descendant's Trust were purchased with personal funds. The aggregate purchase price of the 186,374 Shares owned directly by Feridoon Ghassemieh Descendant's Trust is approximately $557,258, excluding brokerage commissions.

The Shares purchased by Trust FBO Feridoon Ghassemieh were purchased with personal funds. The aggregate purchase price of the 100,000 Shares owned directly by Trust FBO Feridoon Ghassemieh is approximately $236,000, excluding brokerage commissions.

The Shares purchased by Trust FBO Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 80,093 Shares owned directly by Trust FBO Alex Ghassemieh is approximately $395,659, excluding brokerage commissions.

The Shares purchased by Bob Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 25,000 Shares owned directly by Bob Ghassemieh 2021 Children's Trust is approximately $76,750, excluding brokerage commissions.

The Shares purchased by Lillian Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 20,000 Shares owned directly by Lillian Ghassemieh 2021 Children's Trust is approximately $55,200, excluding brokerage commissions.

The Shares purchased by Trust FBO Firouzeh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 10,000 Shares owned directly by Trust FBO Firouzeh Ghassemieh is approximately $40,800, excluding brokerage commissions.

The Shares purchased by Alpine Lake were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares owned directly by Alpine Lake is approximately $228,000, excluding brokerage commissions.

The Shares purchased by BL PCH were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 20,000 Shares owned directly by BL PCH is approximately $228,000, excluding brokerage commissions.

The Shares purchased by Pacific SHG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 18,301 Shares owned directly by Pacific SHG is approximately $47,800, excluding brokerage commissions.

The Shares purchased by Morning View Hotels were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,500,000 Shares beneficially owned directly by Morning View Hotels is approximately $69,543, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on their belief that the securities, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe the Board has failed to act with appropriate urgency in addressing stockholder concerns, particularly regarding the pursuit of strategic initiatives such as restructuring the Issuer into a self-managed REIT. Accordingly, on June 2, 2025, Mr. Ghassemieh delivered a nomination notice (the "Nomination Notice") to the Issuer, formally nominating himself, Fred Ghassemieh, and Samuel J. Jagger (collectively, the "Nominees") for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). The Reporting Persons believe their highly qualified Nominees will bring critical fresh perspectives, enhance stockholder alignment, and restore accountability to the Board.

Further underscoring the need for change, the Reporting Persons highlight the Issuer's apparent attempt to disenfranchise stockholders by manipulating the corporate machinery--namely, by significantly advancing the date of the Annual Meeting from its prior-year anniversary and announcing it late on the Friday before a holiday weekend. This move materially altered the deadline for stockholder nominations and proposals, leaving stockholders only four business days before the due date to comply with the Issuer's burdensome Bylaw requirements, including obtaining shares in record name--a process that typically takes three to five business days. While the Nominating Stockholder worked diligently with his broker and has documentation showing the shares were delivered to Computershare (the Issuer's transfer agent) before the deadline, Computershare did not appear to process the transfer in time. The Reporting Persons have serious concerns that Computershare may not have been acting on its own accord in failing to finalize the share transfer to record name.

At every turn, the Issuer seemingly sought to obstruct the nomination process, including by delaying delivery of the required questionnaire to the Nominating Stockholder under the pretense of needing to confirm Mr. Ghassemieh was a stockholder of the Issuer. Given the Reporting Persons' long-standing relationship with the Issuer, including having engaged in transactions and being holders of preferred stock, the Reporting Persons believe this was another example of the Board's entrenchment tactics and a clear demonstration of its disregard for stockholder rights.

As detailed in their biographies below, the Nominees bring extensive experience across commercial real estate development and operations, finance, and investment management, with decades of collective leadership as senior executives in hospitality, real estate and financial organizations.

Bob Ghassemieh has over 25 years of experience in the development, ownership, operation, management, and finance of commercial real estate, particularly focused on luxury hotels for the last 20 years. He developed the Mr. C Beverly Hills luxury hotel in 2011 which was the launch of the first Mr. C Hotels luxury branded property. Mr. C Hotels was a partnership with the Cipriani family, a 4th generation luxury global hospitality brand. Bob subsequently developed the Mr. C Seaport hotel in New York City. Bob is currently an executive, vice president, and director of First Credit Bank, where he oversees the commercial real estate originations, due diligence and servicing teams, and he has been employed and served on the board since 2005. Prior to this, from 1999 to 2005, Mr. Ghassemieh was the Director of Acquisitions at Atlantic Pearl Investments, a Ghassemieh Family Office company focused on commercial real estate investments. From 1998 to 1999, Mr. Ghassemieh served as Analyst in the Investment Banking Group of CBRE Group, Inc., an American commercial real estate services and investment firm. Bob has been a key member of the loan committee and ALCO committee for 20 years. He received a degree in economics from Johns Hopkins University.

Fred Ghassemieh is the founder, President, and director of First Credit Bank, a leading commercial bank based in Southern California which was founded in 1983. First Credit Bank specializes in commercial real estate finance and has originated billions of dollars of real estate loans (including hundreds of millions of dollars of hospitality loans) since its inception. The bank consistently ranks among the top of its peers across all performance data including return on equity, return on assets and other profitability metrics. Fred also co-leads his family office which has actively been investing, developing and operating commercial real estate for over 40 years with asset transaction in excess of one billion dollars including numerous hospitality assets. Fred has actively invested in REITs for over 20 years. He received an engineering degree from Georgia Tech University.

Samuel J. Jagger is the Managing Director of The Maybourne Beverly Hills, a luxury hotel, since April 2025, where he also served as General Manager from March 2024 to April 2025. Mr. Jagger previously served as General Manager of Fairmont Miramar Hotel & Bungalows, a luxury hotel and resort located in Santa Monica, California, from June 2020 to February 2024. Prior to that, Mr. Jagger served as Managing Director & Senior Vice President of Mr C Hotels Residences Restaurants & Spas, a luxury hospitality brand encompassing hotels, residences, restaurants, and spas, from October 2010 to June 2020, where he also served as Director of Sales & Marketing from September 2008 to October 2010. He served as Director of Sales & Marketing of Palms Place Hotel & Spa in Palms Casino Resort, a hotel and spa in Las Vegas, Nevada, from November 2007 to August 2008. Previously, Mr. Jagger served in various executive roles, including as Director of Marketing of Morgans Hotel Group, LLC, a hospitality company that specialized in the boutique hotel category, in 2007; Regional Director of Sales from 2005 to 2007; Associate Director of Sales from 2003 to 2005; and Senior Sales Manager from 2000 to 2003. Mr. Jagger is also an active member of various industry organizations, including the Beverly Hills Chamber of Commerce since January 2025; Beverly Hills CVB since June 2004; and Beverly Hills Rotary since November 2024. Mr. Jagger received a degree in Hotel Catering and Institutional Management from the University of Huddersfield in the United Kingdom.

To the extent any information contained in this Schedule 13D updates the information contained in the Nomination Notice, the information set forth herein shall be deemed to supplement the Nomination Notice accordingly.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board, as well as stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, including regarding Board representation and the composition of the Issuer's Board, generally, as well as other strategic initiatives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in additional discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that may the aggregate of (i) 67,046,523 Shares outstanding, which is the total number of Shares outstanding as of May 6, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025, (ii) the Series B Preferred stock as-converted with respect to that Reporting Person, and (iii) 2,500,000 operating partnership units held by Morning View Hotels that are convertible 1:1 into Shares, as applicable to each Reporting Person.

As of the date hereof:

Bob Ghassemieh beneficially owned 2,635,937 Shares, consisting of (i) approximately 45,202 Shares beneficially owned directly by him, at least 100 Shares of which are beneficially owned of record (ii) 20,000 Shares underlying certain call options, (iii) 5,335 Shares beneficially owned directly by Jennifer Gareis (his spouse), including 2,005 Shares which are convertible from 1,500 Shares of Series B Preferred Stock, (iv) 200 Shares beneficially owned directly by Gavin Ghassemieh (his minor child), (v) 200 Shares beneficially owned directly by Sophia Ghassemieh (his minor child), (vi) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (vii) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (xiii) 20,000 Shares beneficially owned directly by BL PCH, where he serves as Manager, and (ix) 2,500,000 Shares beneficially owned directly by Morning View Hotels, where he serves as Manager, convertible from 2,500,000 units of Braemar Hospitality Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), constituting approximately 3.8% of the Shares outstanding.

Fred Ghassemieh beneficially owned 2,062,645 Shares, consisting of (i) 1,615,437 Shares beneficially owned directly by him, (ii) 6,480 Shares which are convertible from 4,846 Shares of Series B Preferred Stock, (iii) 254,354 Shares beneficially owned directly by Fred Ghassemieh Children's Trust, of which he serves as Trustee, and (iv) 186,374 Shares beneficially owned directly by Feridoon Ghassemieh Descendant's Trust, of which he serves as Trustee, constituting approximately 3.1% of the Shares outstanding.

Samuel J. Jagger owned 0 Shares.

Alex Ghassemieh beneficially owned 2,569,411 Shares, consisting of (i) 51,110 Shares beneficially owned directly by him, (ii) 18,301 Shares beneficially owned directly by Pacific SHG, where he serves as Manager, and (iii) 2,500,000 Shares beneficially owned directly by Morning View Hotels, where he serves as Manager, constituting approximately 3.7% of the Shares outstanding.

Fataneh Ghassemieh beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Ali Afshari beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Mahyar Amirsaleh beneficially owned 115,000 Shares consisting of (i) 15,000 Shares beneficially owned directly by her and (ii) 100,000 Shares beneficially owned directly by Alpine Lake, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh beneficially owned 80,000 Shares, consisting of (i) 15,000 Shares beneficially owned directly by her, (ii) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which she serves as Trustee, (iii) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which she serves as Trustee, and (iv) 20,000 Shares beneficially owned directly by BL PCH, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Kambiz Ghassemieh beneficially owned directly 12,000 Shares, constituting less than 1% of the Shares outstanding.

Mahvash Ehsani beneficially owned directly 6,000 Shares, constituting less than 1% of the Shares outstanding.

Jennifer Gareis beneficially owned 5,735 Shares, consisting of (i) 3,330 Shares beneficially owned directly by her, (ii) 2,005 Shares which are convertible from 1,500 Shares of Series B Preferred Stock, (iii) 200 Shares beneficially owned directly by Gavin Ghassemieh (her minor child), and (iv) 200 Shares beneficially owned directly by Sophia Ghassemieh (her minor child), constituting less than 1% of the Shares outstanding.

Christina Matthias beneficially owned directly 2,000 Shares, constituting less than 1% of the Shares outstanding.

Eric Ghassemieh beneficially owned directly 500 Shares, constituting less than 1% of the Shares outstanding.

Gavin Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Sophia Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Lewis Stanton beneficially owned 190,093 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, (ii) 80,093 Shares beneficially owned directly by Trust FBO Alex Ghassemieh, of which he serves as Trustee, and (iii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Farhad Ghassemieh beneficially owned 110,000 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, and (ii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Cyrus Amirsaleh beneficially owned the 100,000 Shares beneficially owned directly by Alpine Lake, where he serves as Manager, constituting less than 1% of the Shares outstanding.

Fred Ghassemieh Children's Trust beneficially owned directly 254,354 Shares, constituting less than 1% of the Shares outstanding.

Feridoon Ghassemieh Descendant's Trust beneficially owned directly 186,374 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Feridoon Ghassemieh beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Alex Ghassemieh beneficially owned directly 80,093 Shares, constituting less than 1% of the Shares outstanding.

Bob Ghassemieh 2021 Children's Trust beneficially owned directly 25,000 Shares, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh 2021 Children's Trust beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Firouzeh Ghassemieh beneficially owned directly 10,000 Shares, constituting less than 1% of the Shares outstanding.

Alpine Lake beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

BL PCH beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Pacific SHG beneficially owned directly 18,301 Shares, constituting less than 1% of the Shares outstanding.

Morning View Hotels beneficially owned 2,500,000 Shares, constituting approximately 3.6% of the Shares outstanding.

Palm Lake GP beneficially owned 100,000 Shares, consisting of the 100,000 Shares beneficially owned directly by Alpine Lake, as its general partner, constituting less than 1% of the Shares outstanding.

Each of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 5,168,586 shares of Common Stock owned in the aggregate by all of the Reporting Persons, constituting approximately 7.4% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 2, 2025, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, and (ii) to coordinate their activities with respect to the Issuer. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Group Agreement, dated June 2, 2025.

## Signatures
- Ghassemieh Babak: /s/ Babak Ghassemieh, Babak Ghassemieh (06/05/2025)
- Fred Ghassemieh: /s/ Fred Ghassemieh, Fred Ghassemieh (06/05/2025)
- Samuel J. Jagger: /s/ Samuel J. Jagger, Samuel J. Jagger (06/05/2025)
- Alex Ghassemieh: /s/ Alex Ghassemieh, Alex Ghassemieh (06/05/2025)
- Fataneh Ghassemieh: /s/ Fataneh Ghassemieh, Fataneh Ghassemieh (06/05/2025)
- Ali Afshari: /s/ Ali Afshari, Ali Afshari (06/05/2025)
- Mahyar Amirsaleh: /s/ Mahyar Amirsaleh, Mahyar Amirsaleh (06/05/2025)
- Lillian Ghassemieh: /s/ Lillian Ghassemieh, Lillian Ghassemieh (06/05/2025)
- Kambiz Ghassemieh: /s/ Kambiz Ghassemieh, Kambiz Ghassemieh (06/05/2025)
- Mahvash Ehsani: /s/ Mahvash Ehsani, Mahvash Ehsani (06/05/2025)
- Jennifer Gareis: /s/ Jennifer Gareis, Jennifer Gareis (06/05/2025)
- Christina Matthias: /s/ Christina Matthias, Christina Matthias (06/05/2025)
- Eric Ghassemieh: /s/ Eric Ghassemieh, Eric Ghassemieh (06/05/2025)
- Gavin Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Gavin Ghassemieh (06/05/2025)
- Sophia Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Gavin Ghassemieh (06/05/2025)
- Lewis Stanton: /s/ Lewis Stanton, Lewis Stanton (06/05/2025)
- Farhad Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh (06/05/2025)
- Cyrus Amirsaleh: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh (06/05/2025)
- Fred Ghassemieh Children's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (06/05/2025)
- Feridoon Ghassemieh Descendant's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (06/05/2025)
- Trust FBO Feridoon Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (06/05/2025)
- Trust FBO Alex Ghassemieh: /s/ Lewis Stanton, Lewis Stanton, Trustee (06/05/2025)
- Bob Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (06/05/2025)
- Lillian Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (06/05/2025)
- Trust FBO Firouzeh Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (06/05/2025)
- Alpine Lake Partners, LP: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (06/05/2025)
- BL PCH LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (06/05/2025)
- Pacific SHG Ventures, LLC: /s/ Alex Ghassemieh, Alex Ghassemieh, Manager (06/05/2025)
- Morning View Hotels BH I, LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (06/05/2025)
- Palm Lake GP, LLC: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (06/05/2025)